SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)

Freedom Environmental Services, Inc
(Name of Issuer)
Common Shares
(Title of Class of Securities)
35637A 10 4 (CUSIP Number)

October 26, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35637A 10 4

(1) Names of Reporting Persons: Koos, David R.

(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only

(4) Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:	(5)Sole voting power 3,310,044
(6)Shared voting power
(7)Sole dispositive power 3,310,044
(8)Shared dispositive power

(9)Aggregate amount beneficially owned by each reporting person 3,310,044

(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)Percent of class represented by amount in Row 9%

(12)Type of reporting person (see instructions) IN

Item 1.

Item 1(a) Name of issuer: Freedom Environmental Services, Inc.
Item 1(b) Address of issuer's principal executive offices: 7395 Hoffner Avenue Orlando, Florida

Item 2.
2(a) Name of person filing: David R. Koos
2(b) Address or principal business office or, if none, residence: 8130 La Mesa Blvd #815, La Mesa, CA 91941
2(c) Citizenship: United States of America
2(d) Title of class of securities: Common Stock
2(e) CUSIP No.: 35637A 10 4

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	[ ] Broker or dealer registered under Section 15 of the Act.

b.	[ ] Bank as defined in Section 3(a)(6) of the Act.

c.	[ ] Insurance company as defined in Section 3(a)(19) of the Act.

d.	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned: 3,310,044

b.	Percent of class: 9.04%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 3,310,044

ii.	Shared power to vote or to direct the vote

iii.	Sole power to dispose or to direct the disposition of: 3,310,044

iv.	Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

2,107,544 of the Common Shares being reported by David R. Koos are  owned by Bombardier Pacific Ventures, Inc. (“BPV”).  David R. Koos is the sole beneficial owner of Bombardier Pacific Ventures and has power to direct the affairs of BPV. As such, David R.  Koos is deemed to have beneficial ownership of shares owned by BPV as beneficial ownership is defined in Rule  13d-3, promulgated under the Securities and Exchange Act of 1934.

1,000,000 of the Common Shares being reported by David R. Koos  are owned by Bio-Matrix Scientific Group, Inc.(“BMSN”) David R. Koos is Chairman of the Board of Directors, President, and CEO and owns the majority of voting shares of BMSN and has power to direct the affairs of BMSN.  As such, David Koos is deemed to have beneficial ownership of shares owned by BMSN as beneficial ownership is defined in Rule 13d-3, promulgated under the Securities and Exchange Act of 1934.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
Signature
/s/ David R. Koos
Date: November 7, 2008